Mail Stop 6010

July 6, 2007

Mr. Yahel Shachar
Chief Executive Officer
Scailex Corporation Ltd.
3 Azrieli Center
Triangular Tower 43rd Floor
Tel Aviv 67023
Israel

> **Re:** **Scailex Corporation Ltd.**
> **Form 20-F for the Year Ended December 31, 2006**
> **File No. 000-12332**

Dear Mr. Shachar:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Item 15T. Controls and Procedures, page 82

1.   We note your disclosure that your chief executive officer and chief financial officer have concluded that "[your] disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in [your] periodic reports to the SEC." The language that is currently included after the words "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words " effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that your independent auditors' report relies on the audit report issued by other independent registered public accounting firms for associated companies of which the company's share of losses was $1,418,000 in 2004 and that you have included the audit report and financial statements for Objet Geometries Ltd. starting on page O-2. However, we note on page O-5 that Objet Geometries Ltd. recognized stand-alone losses of only $845,000 in fiscal 2004. Please reconcile for us the net loss disclosed in the Objet financials and your share of losses in these associated companies. To the extent that you have relied on the work of other auditors for any other associated companies, please revise to include the report of the other auditors. Refer to the guidance in Rule 2-05 of Regulation S- X.

Note 1. General, page F-8

(b) Discontinued Operations, page F-8

3.   We note that you entered into a reorganization agreement related to Jemtex InkJet Printing Ltd. (Jemtex) and that you reduced your ownership percentage in this company from 75% to 15% during August 2006. We further note that you reported the operations of Jemtex as discontinued operations for each reporting period. Please provide us with your analysis of paragraph 42 of SFAS 144 and EITF 03-13 as it relates to the Jemtex transaction.

As appropriate, please amend your December 31, 2006 Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief